ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77I

At a regular meeting held December 8–10, 2015, the Board of Trustees for the Registrant approved the merger of John Hancock Select Growth Fund into John Hancock Strategic Growth Fund, each a series of John Hancock Funds III. The record date was December 17, 2015, the shareholder meeting date was March 30, 2016, and the merger date will take place on April 22, 2016.